UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Calyxt, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

13173L107

(CUSIP Number)

Marie-Bleuenn Terrier

General Counsel

Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13173L107	13D	Page 2 of 4

(1)	NAMES OF REPORTING PERSONS Cellectis S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 23,963,175
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 23,963,175
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,963,175*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Based on 37,045,264 shares of common stock, par value $0.0001 per share (“Common Stock”), of Calyxt, Inc. (the “Company”) outstanding as of October 20, 2020.

CUSIP No. 13173L107	13D	Page 3 of 4

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D of Cellectis S.A. (the “Reporting Person”) initially filed with the SEC on May 29, 2018, as amended by Amendment No. 1 thereto filed on June 15, 2018, Amendment No. 2 thereto filed on September 23, 2019 and Amendment No. 3 thereto filed on July 9, 2020 (as so amended, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

This Amendment No. 4 is being filed by the Reporting Person to report: (i) a purchase of shares of Common Stock by the Reporting Person in the Company’s registered direct offering (the “Registered Direct Offering”) to certain institutional investors, (ii) changes in disclosure responsive to Item 4 of the Schedule 13D, as set forth below, and (iii) certain changes to the executive officers of the Reporting Person, as set forth in Schedule A hereto.

Except as specifically provided herein, this Amendment No. 4 does not modify or amend any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 (a) – (f) is hereby amended and supplemented with respect to each executive officer and director of the Reporting Person as follows:

The name, business address, present principal occupation or employment (and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A to this Amendment No. 4.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A to this Amendment No. 4, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration

Item 3 is hereby supplemented as follows:

The 1,2500,000 shares of Common Stock of the Company acquired by the Reporting Person in the Registered Direct Offering (at a purchase price of $4.00 per share) has been acquired using available cash of the Reporting Person. No funds or other consideration were borrowed or obtained for the purpose of acquiring Common Stock of the Company.

Item 4. Purpose of Transaction.

Item 4(b) is hereby amended and supplemented as follows:

On October 16, 2020, the Reporting Person entered into a securities purchase agreement (the “Purchase Agreement”) with the Company to subscribe for and purchase 1,250,000 shares of the Company’s Common Stock in the Registered Direct Offering at the offering price of $4.00 per share, representing an aggregate purchase price of $5.00 million. The Registered Direct Offering closed on October 20, 2020.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the document, which is filed as Exhibit 1 to this Amendment No. 4.

CUSIP No. 13173L107	13D	Page 4 of 4

Item 4(d) is hereby amended and supplemented as follows:

On May 18, 2020, the Reporting Person announced the appointment of Leopold Bertea, Ph.D. as Senior Vice President of Technical Operations Europe. In addition, on July 21, 2020, the Reporting Person announced the appointment of Steve Doares, Ph.D. as Senior Vice President, US Manufacturing and Site Head of the Raleigh, North Carolina manufacturing facility . Further, on August 5, 2020, the Reporting Person announced that William (Bill) Monteith was leaving Cellectis as Executive Vice President Global Operations with effect from August 6, 2020 to pursue other opportunities.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (c) is hereby amended and supplemented as follows:

(a) – (c) The Reporting Person beneficially owns 23,963,175 shares of Common Stock, representing 64.7% of the outstanding Common Stock of the Company.

The percentage of beneficial ownership of the Reporting Person is based upon 37,045,264 shares of Common Stock of the Company outstanding as of October 20, 2020. The Reporting Person possesses sole power to vote and sole power to dispose of all the shares of Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

Item 4 of this Amendment No. 4 summarizes certain provisions of the Purchase Agreement and is incorporated herein by reference.

Item 7. Materials to be filed as Exhibits

The following document is filed as an exhibit hereto:

Exhibit No.	Description

1	Form of Securities Purchase Agreement, dated as of October 16, 2020, by and among Calyxt, Inc. and the Purchasers party thereto

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2020

CELLECTIS S.A.

By:	/s/ André Choulika
Name:	André Choulika
Title:	Chief Executive Officer

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF

CELLECTIS S.A.

The following table sets forth name, business address, present principal occupation or employment (and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Person. The current business address for Cellectis S.A. and for each person identified in this Schedule A is c/o Cellectis S.A., 8, rue de la Croix Jarry 75013 Paris, France and the telephone number is +33 (0)1 81 69 16 00.

Name(1):	Identity and Background Information
André Choulika, Ph.D.	Dr. Choulika serves as the Chief Executive Officer of Cellectis S.A. and is Chairman of the Board of Directors. Dr. Choulika is a citizen of France.

Philippe Duchateau, Ph.D.	Dr. Duchateau serves as the Chief Scientific Officer of Cellectis S.A. Dr. Duchateau is a citizen of France.

Eric Dutang	Mr. Dutang serves as the Chief Financial Officer of Cellectis S.A. Mr. Dutang is a citizen of France.

Leopold Bertea, Ph.D.	Mr. Bertea serves as Senior Vice President of Technical Operations – Europe of Cellectis S.A. Mr. Bertea is a citizen of France.

Steve Doares, Ph.D.	Mr. Doares serves as Senior Vice President, U.S. Manufacturing and Site Head of the Raleigh, North Carolina manufacturing facility of Cellectis S.A. Mr. Doares is a citizen of the United States of America.

Stephan Reynier	Mr. Reynier serves as the Chief Regulatory and Compliance Officer of Cellectis S.A. Mr. Reynier is a citizen of France.

David Sourdive, Ph.D.	Dr. Sourdive serves as Executive Vice President, Strategic Initiatives of Cellectis S.A. Dr. Sourdive is a citizen of France.

Arthur Stril	Mr. Stril serves as Vice President Corporate Development. Mr. Stril is a citizen of France.

Marie-Bleuenn Terrier	Ms. Terrier serves as General Counsel of Cellectis S.A. Ms. Terrier is a citizen of France.

Jon Voss	Mr. Voss serves as Executive Vice President Global Quality Assurance. Mr. Voss is a citizen of the United States of America.

Carrie Browstein	Ms. Brownstein serves as Chief Medical Officer. Ms. Brownstein is a citizen of the United States of America.

Laurent Arthaud	Mr. Arthaud is a non-employee director of Cellectis S.A. Mr. Arthaud serves as the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement (6/8 Bld Haussmann, 75009 Paris, France). Mr. Arthaud serves as director of Calyxt, Inc. Adocia, Sparingvision, Aledia, Kurma Life Sciences, Ribogenics, and Enyo Pharma. Mr. Arthaud is a citizen of France.

Pierre Bastid	Mr. Bastid is a non-employee director of Cellectis S.A. Mr. Bastid serves as a member of several other boards of directors, including notably Pharnext S.A.S., and Carmat. Mr. Bastid is a citizen of France.

Rainer Boehm, MD	Dr. Boehm is a non-employee director of Cellectis S.A. Dr. Boehm serves as owner of Rainer Boehm GmbH (Paradiesstrasse 4, CH-4125 Riehen, Switzerland). Mr. Rainer serves as director of Humanigen, Inc., Nordic Nanovector ASA, and BioCopy AG. Dr. Boehm is a citizen of Germany.

Alain Godard	Mr. Godard is a non-employee director of Cellectis S.A. Mr. Godard serves as Chief Executive Officer of SARL Godard & Co. (8, rue Marcellin Blanc, 69110 Sainte Foy-Les, Lyon, France). Mr. Godard is a citizen of France.

Hervé Hoppenot	Mr. Hoppenot is a non-employee director of Cellectis S.A. Mr. Hoppenot serves as President and Chief Executive Officer and Chairman of the board of directors of Incyte Corporation (1801 Augustine Cut-off, Wilmington, DE 19803). Mr. Hoppenot is a citizen of both France and the United States of America.

Annick Schwebig, M.D.	Dr. Schwebig is a non-employee director of Cellectis S.A. Dr. Schwebig serves as a non-employee director of several other boards of directors, including Inventiva Pharma, and B Cell Design. Dr. Schwebig is a citizen of France.

(1)

To the knowledge of the Reporting Person, no person identified in Schedule A holds more than 1% of the Company’s outstanding shares of Common Stock; each person who holds shares of the Company’s Common Stock has, to the knowledge of the Reporting Person, sole voting power and sole dispositive power over the shares of Common Stock. To the knowledge of the Reporting Person, no person identified in this Schedule A has effected a transaction in the Company’s Common Stock during the last sixty days.